EXECUTIVE EMPLOYMENT AGREEMENT

THIS EXECUTIVE EMPLOYMENT AGREEMENT (this "Agreement") is made as of the 15th day of March, 2020 ("Effective Date"), by and between Availa Bio, Inc., a Delaware corporation, ("Employer") and James Morrison, a natural person, residing in the State of Florida with a mailing address at 1310 Gulf Boulevard, PH-A, Clearwater, Florida, 33767 ("Executive"), and shall be effective as of the date hereof.

WHEREAS, Employer and Executive desire to enter into this Agreement on the terms and conditions set forth herein, including those covenants set forth in Sections 6 and 7.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

1. Employment. Employer hereby employs Executive, and Executive hereby accepts such employment with Employer, upon the terms and conditions set forth in this Agreement for the two-year period commencing on March 15, 2020, and ending on March 15, 2022 (the "Initial Period"). On each anniversary of the Effective Date following the Initial Period, the term of this Agreement shall be automatically extended for successive one-year periods, provided, however, that either party hereto may elect not to extend this Agreement by giving written notice to the other party at least sixty (60) days prior to any such anniversary date. Notwithstanding the foregoing, Executive's employment hereunder may be earlier terminated in accordance with Section 5. The period of time between the Effective Date and the termination of Executive's employment hereunder shall be referred to herein as the "Employment Period."

2. Position and Duties.

a. During the Employment Period, Executive shall serve in the position of Chief Executive Officer and shall report to the Board of Directors of the Employer ("Board"). Executive shall have the normal duties, responsibilities and authority implied by such position, subject to the Employer's customary oversight and power to expand or limit such duties, responsibilities and authority. Executive shall be responsible for the direct supervision of all "C" level executives employed by the Employer as well as any "key employees" of any company(s) that may be acquired by the Employer during the Employment Period. Executive shall devote Executive's best efforts to the business and affairs of the Employer.

b. Executive shall perform Executive's duties, responsibilities and functions to the Employer hereunder to the best of Executive's abilities and in a diligent, trustworthy, professional and efficient manner and shall comply with the Employer's policies and procedures. In performing Executive's duties and exercising Executive's authority under this Agreement, Executive shall support, implement and operate in conformity with the business and strategic plans approved from time to time by the Employer. For avoidance of doubt, except as set forth in Section 7, nothing herein shall prohibit Executive from performing services for another Person provided that such activities do not detract from Executive's duties hereunder.

3. Compensation.

a. Salary. During the Employment Period, Employer will pay to Executive a base salary (the "Annual Base Salary"), per annum, in the amount of Two Hundred Thirty-Five Thousand Dollars ($235,000) subject to adjustment by the Employer, in its sole discretion. The Annual Base Salary shall be payable by Employer in regular installments in accordance with Employer's general payroll practices in effect from time to time but no less frequently than monthly.

b. Annual Bonus. During the Employment Period, Executive shall be eligible for an annual bonus, in an amount determined by the Employer, based on the achievement of specified performance goals (as determined by the Employer) ("Annual Bonus"). During the first and second years of the Employment Period, Executive's Annual Bonus shall be determined by the Board, in its sole discretion, based on the financial results and fiscal condition of the Employer. The Executive's Annual Bonus may be paid by the Employer in cash, in a grant of shares from the Employer's option pool, or in a combination of both.

c. If the Employer is cash flow positive at the start of the first quarter of 2021, the Employer will retain, and pay all costs and expenses associated with the retention of, a third party independent consultant to recommend appropriate improvements to the compensation plans of the Executive and other similarly situated executives.

4. Benefits. Executive will be entitled to participate in the benefit plans and programs made generally available to similarly situated employees of Employer, subject in each case to applicable eligibility requirements. Nothing in this Agreement will preclude Employer from amending or terminating any employee benefit plan at any time.

a. Out-of-Pocket Expenses. Employer shall reimburse Executive for all reasonable costs and out-of-pocket expenses incurred by Executive in connection with the performance of Executive's duties under this Agreement, subject to and in accordance with Employer's standard policies (including expense verification policies) regarding the reimbursement of business expenses, as the same may be modified from time to time.

b. Travel and Other Business Expense Reimbursement. During the Employment Period, the Executive shall be reimbursed for all reasonable, entertainment, and other ancillary business expenses incurred by Executive on behalf of the Employer consistent with the Employer's established business expense reimbursement policies and practices.

c. Health Insurance. The Employer will pay 100% of the premiums for Executive's enrollment in the Employer's health insurance plan, if any, or reimburse Executive for any out-of-pocket premium payments made by the Executive for a health insurance policy of the Executive's choosing.

d. Liability Insurance. The Employer will pay 100% of the premiums for all liability insurance policies obtained by the Executive in connection with his Board participation.

e. Cell Phone. During the Employment Period, the Executive shall be reimbursed for cell phone and data costs by the Employer.

f. Airline Club Membership. During the Employment Term, Employer shall reimburse Executive for all costs associates with maintaining his Airline Club Membership.

g. Temporary Accommodations. During the Employment Term, Employer shall reimburse Executive for out-of-pocket cost for rent for his personal residence in the Ridgefield, N.J., South Easton, Mass., or New York City metropolitan area; these costs would be limited to rent, the cost of a motor vehicle housed at the same location, and any associated expenses.

Notwithstanding anything to the contrary in this Agreement, the aggregate amount payable to the Executive by the Employer for temporary accomodations, pursuant to Sections 4.a, 4.e, 4.f, and 4.g shall not exceed sixty thousand dollars ($60,000) per annum.

5. Termination.

a. Termination of Employment Period. The Employment Period shall terminate (A) automatically thirty (30) days after Executive provides written notice of Executive's resignation for any reason, including pursuant to voluntary termination, (B) immediately upon the Disability or death of Executive, (C) upon written notice by Employer to Executive of the termination of Executive's employment for any reason, including for Cause or without Cause, or (D) upon the expiration of the Employment Period due to a non-extension of the Agreement by Employer or Executive pursuant to the provisions of Section 1 hereof (the date the Employment Period terminates for any reason, the "Termination Date").

b. Severance. If the Employment Period is terminated without Cause pursuant to Section 5.a(C), then Employer shall pay to Executive, as special severance, Executive's Annual Base Salary during the period commencing on the date of such Termination Date and ending on the first anniversary of the Termination Date (the "Severance Period"), payable in equal installments on Employer's regular salary payment dates in conformity with Employer's general payroll practices in effect from time to time. Notwithstanding anything to the contrary herein, (A) Executive shall not be entitled to receive any payments pursuant to this Section 5(b) (and Executive shall forfeit all rights to such payments) unless Executive has executed and delivered to Employer a general release in favor of the Employer substantially in the form attached hereto as Exhibit A (the "General Release"), and such General Release remains in full force and effect, has not been revoked and is no longer subject to revocation, within sixty (60) calendar days of the Termination Date, and (B) Executive shall be entitled to receive (and retain) such payments pursuant to this Section 5(b) only so long as Executive has not breached any of the provisions of the General Release or Section 6 or Section 7 hereof, in each case as determined by the Board.

c. Earned Benefits. If the Employment Period is terminated for any reason at any time, then Executive shall receive all earned but unpaid salary through such Termination Date.

d. No Other Benefits. Except as otherwise expressly provided herein, Executive shall not be entitled to any other salary, bonuses, employee benefits or compensation from the Employer after the Termination Date and all of Executive's rights to salary, bonuses, employee benefits and other compensation hereunder which would have accrued or become

payable after the Termination Date shall cease and be forfeited upon such termination or expiration of the Employment Period, other than those expressly required under applicable law.

e. Right of Offset. Employer may offset any bona fide obligations that Executive owes the Employer against any amounts the Employer owes Executive hereunder; provided that, notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall any payment under this Agreement that constitutes "deferred compensation" for purposes of Internal Revenue Code Section 409A be subject to offset, counterclaim, or recoupment by any other amount unless otherwise permitted by Code Section 409A.

6. Confidential Information.

a. Executive acknowledges that the Employer operates in a highly competitive industry and that the Employer's success depends in part on protecting the confidentiality of all trade secrets and other Confidential Information of the Employer, including as specified in this Section 6. As such, the Employer has and will continue to develop, compile and own certain Confidential Information that has great value in its businesses. Executive acknowledges that the Employer takes reasonable steps to protect the confidentiality of such Confidential Information, including limiting access to Confidential Information and having employees with access to Confidential Information sign confidentiality agreements. Executive will not at any time (whether during or after the Employment Period) directly or indirectly through any other Person (i) retain or use for the benefit, purposes or account of Executive or any other Person (other than the Employer) or (ii) disclose, divulge, reveal, communicate, share, transfer or provide access to any Person outside the Employer (other than the Employer's professional advisors who are bound by confidentiality obligations), any Confidential Information.

b. "Confidential Information" (x) shall include (i) all information of a confidential or proprietary nature (whether or not specifically labeled or identified as "confidential"), in any form or medium, that relates to the business, products, services, research and development, relationships, Proprietary Rights and goodwill of the Employer and/or its suppliers, customers, independent contractors and/or other material business relations; (ii) non-public individual requirements and specifications of and specific contractual arrangements with suppliers, distributors, customers, independent contractors or other material business relations; (iii) trade secrets, designs, techniques, formulae and know-how of systems and operations relating to the Employer's products or services (including product or service road maps, research projects, planned products or services and future releases) and compilations of data and analyses, research and development information and records, reports, manuals, documentation, models, data and data bases relating thereto; (iv) inventions, innovations, improvements, developments and all similar or related information (whether or not patentable) in respect of the products and services of the Employer; (v) non-public corporate business structure and business units of the Employer; (vi) non-public internal business information of the Employer (including historical and projected financial information and budgets and information relating to strategic and staffing plans and practices, business, training, marketing, promotional and sales plans and practices, cost, rate and pricing structures and accounting and business methods); and (vii) non-public acquisition plans, targets and strategies of the Employer, but, in each case, (y) shall not include

any information that is generally known to the industry or the public, in each case, other than as a result of Executive's breach of this Agreement. In the event Executive is required by law to disclose Confidential Information, Executive shall give prompt written notice to Employer of such requirement prior to any such disclosure, disclose no more information than is so required and, at the sole expense of Employer, cooperate with any attempts by Employer to obtain a protective order or similar treatment.

c. Upon termination of the Employment Period for any reason, Executive shall (i) cease and not thereafter use any Confidential Information; (ii) immediately destroy, delete or return to Employer, at Employer's option, all originals and copies in any form or medium (including memoranda, books, papers, plans, computer files, letters and other data) in Executive's possession or control (including any of the foregoing stored or located in Executive's office, home, laptop or other computer, whether or not Employer property) that contain Confidential Information; (iii) notify and fully cooperate with the Employer regarding the delivery or destruction of any other Confidential Information that Executive possesses or is otherwise available to or under Executive's control; and (iv) promptly provide written confirmation to the Employer in respect the return or destruction of Confidential Information pursuant to the terms hereunder. For the avoidance of doubt, the provisions of this Section 6 are in addition to, and not in lieu of, any other confidentiality obligations or other protective covenants to which Executive may be subject.

d. Executive acknowledges that all inventions, innovations, improvements, developments, methods, processes, programs, designs, analyses, drawings, reports, patent applications, copyrightable work and mask work (whether or not including any Confidential Information) and all registrations or applications related thereto, all other proprietary information and all similar or related information (whether or not patentable) that relate to the Employer's actual or anticipated business, research and development, or then existing products or services and that are conceived, developed, contributed to, made, or reduced to practice by Executive (either solely or jointly with others) while employed by or on behalf of the Employer (including any of the foregoing that constitutes any proprietary information or records) ("Work Product") belong to the Employer and Executive hereby assigns, and agrees to assign, all of Executive's right, title and interest in and to the above Work Product to the Employer. Any copyrightable work prepared in whole or in part by Executive in the course of Executive's work for any member of the Employer shall be deemed a "work made for hire" under the copyright laws, and the Employer shall own all rights therein. To the extent that any such copyrightable work is not a "work made for hire," Executive hereby assigns and agrees to assign to the Employer all right, title, and interest, including without limitation, copyright in and to such copyrightable work. Executive shall promptly disclose such Work Product and copyrightable work to the Employer and perform all actions reasonably requested by the Employer (whether during or after the Employment Period) to establish and confirm the Employer's ownership (including assignments, consents, powers of attorney and other instruments). Executive is hereby advised that this Section 6(d) regarding Employer's and its Subsidiaries' ownership of Work Product does not apply to any invention for which no equipment, supplies, facilities or trade secret information of Employer or any of its Subsidiaries was used and which was developed entirely on Executive's own time, unless (x) the invention relates to the business of Employer or any of its Subsidiaries to Employer's or any Subsidiary's actual or demonstrably anticipated research or development or

(y) the invention results from any work performed by Executive for Employer or any of its Subsidiaries.

e. Executive understands that the Employer has received or will receive from third parties confidential or proprietary information ("Third Party Information") that may be subject to a duty on the Employer's part to maintain the confidentiality of such information and to use it only for certain limited purposes. During the Employment Period and thereafter, and without in any way limiting the provisions of Section 6(a) above, Executive will hold Third Party Information in the strictest confidence and will not disclose to anyone (other than personnel of the Employer who need to know such information in connection with their work for the Employer) or use, except in connection with Executive's work for the Employer, Third Party Information unless expressly authorized in writing by the Employer or its designee.

f. During the Employment Period, Executive will not improperly use or disclose any confidential information or trade secrets, if any, of any former employers or any other Person to whom Executive has an obligation of confidentiality, and will not bring onto the premises of the Employer any unpublished documents or any property belonging to any former employer or any other Person to whom Executive has an obligation of confidentiality unless consented to in writing by the former employer or Person.

g. 18 U.S.C. § 1833(b) provides: "An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that—(A) is made—(i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal." Nothing in this Agreement is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by 18 U.S.C. § 1833(b). Accordingly, the parties to this Agreement have the right to disclose in confidence trade secrets to federal, state, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of law. The parties also have the right to disclose trade secrets in a document filed in a lawsuit or other proceeding, but only if the filing is made under seal and protected from public disclosure.

h. Notwithstanding anything to the contrary contained herein, no provision of this Agreement shall be interpreted so as to impede Executive (or any other individual) from reporting possible violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the Securities and Exchange Commission, the Congress, and any agency Inspector General, or making other disclosures under the whistleblower provisions of federal law or regulation. Executive does not need the prior authorization of Employer to make any such reports or disclosures and Executive shall not be not required to notify Employer that such reports or disclosures have been made.

7. Non-Competition; Non-Solicitation; Non-Disparagement. Executive agrees and acknowledges that Executive has and will become familiar with the Employer's trade secrets and with other Confidential Information concerning the Employer and that Executive's services have been and will be of special, unique and extraordinary value to the Employer and therefore, Executive agrees that:

a. Non-Competition. During the Employment Period and for one (1) year thereafter (the "Restricted Period"), Executive shall not, directly or indirectly, including through another Person, either for Executive or for any other Person who is not an Affiliate or related Person of the Employer, own any interest in, manage, control, participate in (whether as a director, officer, employee, member or partner), consult with, render services for or in any other manner engage in any business or enterprise competing with the business of the Employer (as such businesses exist or are in process during the Employment Period or on the Termination Date) within the Restricted Territory. Nothing herein shall prohibit Executive from (i) being a passive owner of not more than one percent (1%) of the outstanding stock of any class of a corporation which is publicly traded, so long as Executive has no active participation in the business of such corporation, (ii) performing services for another Person with the consent of the Employer.

b. Non-Solicitation. During the Restricted Period, Executive shall not directly or indirectly, including through another Person (i)(x) solicit or induce or attempt to solicit or induce any employee or material contractor of any member of the Employer to leave the employ of any such Person, or in any way interfere in a manner adverse to the Employer with the relationship between any member of the Employer and any employee or material contractor thereof, or (y) actually hire any Person who is, or was at any time during the eighteen (18) months prior to the date of such proposed hiring, an employee or material contractor of any member of the Employer or (ii) solicit or induce or attempt to solicit or induce any customer, payor, governmental entity, distributor, manufacturer, supplier, sales agent, licensee, licensor, or other material business relation of the Employer (x) about which Executive has Confidential Information (or in respect of whom Executive has access to Confidential Information), (y) with whom Executive has done business with or has a personal contact in connection with Executive's employment by or on behalf of Employer or any of its Affiliates or (z) that is otherwise known by Executive through the opportunity of employment by or on behalf of Employer or any of its Affiliates (each, a "Business Relation") to cease or refrain from doing business with, or otherwise modify adversely its relationship with, the Employer or in any way interfere with the relationship (or prospective relationship) between any Business Relation and the Employer.

c. Non-Disparagement. During the Employment Period and thereafter, Executive shall not directly or indirectly, including through another Person, make any negative or disparaging statements or communications regarding the Employer (or any of its shareholders, directors, members, managers, officers, employees, products or services, representatives, or attorneys).

d. Remedies. Because Executive's services are unique and because Executive has access to Confidential Information, Executive acknowledges and agrees that money damages would not be an adequate remedy for any breach or threatened breach of any of the provisions of Section 6 or this Section 7 and that the harm in respect of any such breach or threatened breach would be irreparable. Executive acknowledges and agrees that, in such event, any member of the Employer and/or their respective successors or assigns shall, in addition to (and not in lieu of) any other rights and remedies existing in their favor, be entitled to specific performance, injunctive (whether temporary, preliminary or permanent, as applicable) and/or other relief in equity from any court of competent jurisdiction in order to enforce or prevent any violations of the provisions of Section 6 or this Section 7 (including the extension of the

Restricted Period by a period equal to the length of the court proceedings necessary to stop such violation and any additional period of time Executive is found to have been in violation). Any injunction shall be available without the posting of any bond or other security. In the event of an alleged breach or violation by Executive of any of the provisions of Section 6 or this Section 7, the Restricted Period will be tolled until such alleged breach or violation is resolved; provided, that if Executive is found to have not violated the provisions of Section 6 or this Section 7, then such Restricted Period will not be deemed to have been so tolled.

e. Additional Acknowledgments. Executive acknowledges and agrees that:

i. the Employer has a protectable interest in its goodwill, Confidential Information (including trade secrets) and in preventing unfair competition from former employees and agents;

ii. the provisions of Section 6 and this Section 7 are in addition to, and not in limitation of, any other confidentiality, noncompetition, non-solicitation or other similar arrangements between or among Executive and any member of the Employer and in consideration of employment with Employer and additional other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged;

iii. Executive's duties and responsibilities place Executive in a position to enable Executive to acquire valuable information as to the nature and character of the business and Business Relations of the Employer, the locations where the Employer engages or actively plans to engage in businesses and the employees and contractors of the Employer;

iv. (x) the value of the Employer's trade secrets and other Confidential Information arises from the fact that such information is not generally known in the marketplace, (y) the Employer's trade secrets and other Confidential Information will have continuing vitality during and after the Employment Period (and after the Restricted Period) and (z) Executive has and will have such substantial and significant knowledge of the Employer's processes, trade secrets and other Confidential Information that, if Executive were to disclose such information or use such information in violation of this Agreement then Executive would cause irreparable harm to the Employer;

v. without limiting the foregoing, the trade secrets and other Confidential Information of Employer is so integral to Executive's position at Employer that if during the Restricted Period Executive accepts a position with or provides services to an entity that directly competes with any of the businesses of the Employer such that Executive's position or provision of services substantially overlaps with Executive's current position or services Executive would inevitably use and/or disclose the trade secrets, processes and other Confidential Information in performing such services;

vi. the restrictions contained in Section 6 and this Section 7 (x) serve a legitimate interest of Employer and the Employer to protect the protectable interest of the Employer, including the goodwill associated with its businesses; (y) are reasonable with respect to subject matter, time period, scope and geographical area and, in any case, no broader than

necessary to protect that interest; and (z) do not unreasonably impose limitations on Executive's ability to earn a living;

vii. the potential harm to the Employer of the non-enforcement of the restrictions contained in Section 6 and this Section 7 outweighs any potential harm to Executive of such enforcement by injunction or otherwise; and

viii. Executive has carefully read this Agreement, has given careful consideration (after consultation with legal counsel) to the restraints imposed upon Executive by this Agreement and is in full accord as to their necessity for the reasonable and proper protection of the Confidential Information and the Employer's business interests.

f. If, at the time of enforcement of any of Section 6 or this Section 7, a court shall hold that the duration, scope or geographical area restrictions stated herein are unreasonable under circumstances then existing, the parties hereto agree that the maximum duration, scope or geographical area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall be allowed to revise the restrictions contained herein to cover the maximum duration, scope and area permitted by law.

g. While employed by Employer or any of its Affiliates and during the Restricted Period, Executive will communicate the contents of Section 6 and this Section 7 to any Person that Executive intends to be employed by, associated with, or represent.

8. Definitions.

Affiliate means, with respect to any particular Person, any other Person that controls, is controlled by or is under common control with such Person or an Affiliate of such Person.

Board means the Board of Directors of the Employer.

Cause means that the Executive (i) commits an indictable offence or other crime involving moral turpitude or commits any other act or omission involving misappropriation, embezzlement, dishonesty, disloyalty, theft or fraud with respect to the Employer or any of its customers, suppliers or other business relations; (ii) fails to perform duties as reasonably directed by the Employer, its designee or person to whom such Executive reports that, in each case, the Employer or person to whom such Executive reports reasonably determines has not been cured (if capable of being cured) within a reasonable time after written notice thereof to such Executive; (iii) breaches in any material respect any employment, consulting, change in control, severance or similar agreement with the Employer; (iv) aides or abets a competitor, supplier or customer of the Employer to the disadvantage or detriment of the Employer; (v) abuses alcohol or illegal drugs repeatedly and in a manner that impairs such Executive's ability to perform Executive's duties; (vi) engages in conduct that could reasonably be expected to cause the Employer public disgrace, disrepute or economic harm; (vii) breaches any fiduciary duty or engages in any gross negligence or willful misconduct with respect to the Employer; (viii) violates in any material respect of any material written policy of the Employer that the Employer reasonably determines has not been cured (if capable of being cured) within a reasonable time after written notice thereof to such Executive, or (ix) any other breach by Executive of this Agreement, or any other agreement between such Executive and the Employer that the Employer

reasonably determines has not been cured (if capable of being cured) within a reasonable time after written notice to such Executive thereof.

Person means a natural person, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, investment fund, any other business entity and a governmental entity or any department, agency or political subdivision thereof.

Proprietary Rights means all of the following, in any jurisdiction throughout the world: (i) patents, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice) and any reissue, continuation, continuation-in-part, divisional, extension or reexamination thereof; (ii) trademarks, service marks and trade dress, logos, slogans, Internet domain names and other indicia of origin, and all translations, adaptations, derivations and combinations of the foregoing, together with all goodwill associated therewith; (iii) works of authorship (whether or not copyrightable), copyrights and copyrightable works; (iv) registrations, applications for registration, and renewals of any of the foregoing; (v) computer software (including (w) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (x) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (y) descriptions, schematics, flowcharts and other work product used to design, plan, organize or develop any of the foregoing, and (z) all documentation, including user documentation, user manuals and training materials, relating to any of the foregoing); (vi) all other intellectual property and proprietary rights; and (vii) all copies and tangible embodiments of any of the foregoing (in whatever form or medium).

Restricted Territory means any geographical area in which the Employer engages in business.

Subsidiary or Subsidiaries means, with respect to any Person, any corporation, limited liability company, partnership, association, or business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association, or other business entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, association, or other business entity gains or losses or shall be or control any managing director or general partner of such limited liability company, partnership, association, or other business entity.

9. Notices. All notices, requests, demands, waivers, instructions or other communications required or permitted hereunder shall be in writing and will be deemed to have been duly given only if emailed, mailed or delivered to a party hereto at the applicable address or email address set forth below (or such other addresses and/or with such other copies as are specified in writing by the parties hereto):

email as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

d. Successors and Assigns. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by Executive, Employer and their respective successors and assigns, except that Executive may not assign Executive's rights or delegate Executive's duties or obligations hereunder without the prior written consent of Employer.

e. Governing Law; Choice of Law. The law of the State of Delaware shall govern (i) all claims or matters related to or arising from this Agreement (including any tort or non-contractual claims) and (ii) any questions concerning the construction, interpretation, validity and enforceability of this Agreement, and the performance of the obligations imposed by this Agreement, in each case without giving effect to any choice-of-law or conflict-of-law rules or provisions (whether of the state of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware. Each party to this Agreement hereby waives all rights to trial by jury in any action, suit or proceeding brought to resolve any dispute between or among any of the parties (whether arising in contract, tort or otherwise) arising out of, connected with, related or incidental to this Agreement, the transactions contemplated hereby and/or the relationships established among the parties hereunder. Each of the parties hereto submits to the jurisdiction of the State of Delaware and the Federal District Court for the District of Delaware in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding shall be heard and determined in any such court. Each party hereto also agrees not to bring any proceeding arising out of or relating to this Agreement in any other court, provided that in connection with a breach or alleged breach by Executive of any of the provisions of Section 5 or Section 6 hereof, Employer may bring an action for an injunction or specific performance in any court of competent jurisdiction. Nothing in this Section 9(e), however, shall affect the right of any party to serve legal process in any other manner permitted by law or at equity. Each party hereto agrees that a final judgment in any proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity.

f. Remedies. Employer shall be entitled to enforce its rights under this Agreement specifically, to recover damages and costs (including reasonable attorney's fees) caused by any breach of any provision of this Agreement and to exercise all other rights existing in its favor. Except as set forth in Section 6(d), the parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party shall be entitled to seek from any court of law or equity of competent jurisdiction (without posting any bond or deposit) specific performance and/or other injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.

g. Amendment and Waiver. The provisions of this Agreement may be amended and waived only with the prior written consent of Employer and Executive.

h. Insurance. Employer, at its discretion, may apply for and procure in its own name and for its own benefit life and/or disability insurance on Executive in any amount or amounts considered advisable. Executive agrees to cooperate, at the sole expense of Employer,

in any medical or other examination, supply any reasonable information and to execute and deliver any applications or other instruments in writing as may be reasonably necessary to obtain and constitute such insurance or, in the event Executive is disabled, with respect to obtaining a determination from an independent, legally qualified medical doctor of whether Executive's condition constitutes a Disability.

i. Executive's Cooperation. During the Employment Period and thereafter, Executive shall cooperate with the Employer in any disputes with third parties, internal investigation or administrative, regulatory or judicial proceeding as reasonably requested by Employer (including Executive being available to Employer upon reasonable notice for interviews and factual investigations, appearing at Employer's request to give testimony without requiring service of a subpoena or other legal process, volunteering to Employer all pertinent information and turning over to Employer all relevant documents which are or may come into Executive's possession, all at times and on schedules that are reasonably consistent with Executive's other permitted activities and commitments). In the event Employer requires Executive's cooperation in accordance with this paragraph after the Employment Period, Employer shall reimburse Executive for reasonable travel expenses (including lodging and meals, upon submission of receipts).

j. Business Days. If any time period for giving notice or taking action hereunder expires on a day which is a Saturday, Sunday, or legal holiday in New York, New York, the time period shall be automatically extended to the business day immediately following such Saturday, Sunday, or legal holiday.

k. Indemnification/Reimbursement of Payments on Behalf of Executive. The Employer shall be entitled to deduct or withhold from any amounts owing from the Employer to Executive any federal, state, local or foreign withholding taxes, excise taxes or employment taxes imposed with respect to Executive's compensation or other payments from the Employer or Executive's ownership interest in Employer, including wages, bonuses, distributions and/or the receipt or vesting of incentive equity. In the event the Employer does not make any deductions or withholdings from amounts paid to Executive of the type referred to in the preceding sentence, Executive shall fully indemnify and promptly pay over to the Employer (for further payment to a government entity to the extent not previously paid) the amount of any such taxes, and if such failure to deduct or withhold is not a result of the Employer's negligence or omission, the amount of any interest, penalties and related expenses thereto.

l. Survival. The provisions of Sections 5 through 10 shall survive any termination of this Agreement.

m. Corporate Opportunity. During the Employment Period, (x) Executive shall submit to the Employer all business, commercial and investment opportunities or offers presented to Executive or of which Executive becomes aware which relate to the business of the Employer, at any time during the Employment Period ("Corporate Opportunities") and (y) unless approved by the Employer, Executive shall not accept or pursue, directly or indirectly, any Corporate Opportunities on Executive's own behalf.

n. Construction; Determinations. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no

rule of strict construction shall be applied against any party. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." Unless the context requires otherwise (i) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (ii) any reference herein to any Person shall be construed to include such Person's successors and assigns, (iii) the words "herein," "hereof" and "hereunder," and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof and (iv) all references herein to Sections shall be construed to refer to Sections of this Agreement unless otherwise noted. The descriptive headings of the sections and subsections of this Agreement are for convenience only and do not constitute a part of this Agreement. The Recitals hereto are hereby incorporated herein. Unless otherwise indicated herein, determinations made by the Employer shall be made in the Employer's sole discretion.

* * * * *

Each of Employer and Executive has executed this Executive Employment Agreement as of the date first above written.

EMPLOYER:

AVAILA BIO INC.

By: Behzad Gohari
Name: Behzad Gohari
Title:

EXECUTIVE:

James Morrison

EXHIBIT A
to
EXECUTIVE EMPLOYMENT AGREEMENT

GENERAL RELEASE

Reference is hereby made to that certain Executive Employment Agreement (the "Employment Agreement") by and between Availa Bio Inc., a Delaware corporation, ("Employer") and James Morrison ("Executive"), dated as of the Effective Date shown thereon. I, Executive, do hereby release and forever discharge Employer and its subsidiaries and affiliates and all present and former partners, members, directors, managers, officers, agents, representatives, employees, successors and assigns of Employer and its subsidiaries and affiliates and their direct and indirect owners (collectively, the "Released Parties") to the extent provided below.

1. I understand that any payments paid or granted to me under Section 5(b) of the Employment Agreement represent, in part, consideration for signing this General Release and are not salary, wages or benefits to which I was already entitled. I understand and agree that I will not receive the payments specified in Sections 5(b) of the Employment Agreement unless I execute this General Release and do not revoke this General Release within the time period permitted hereafter or breach this General Release. I also acknowledge and represent that I have received all payments and benefits that I am otherwise entitled to receive (as of the date hereof) by virtue of my employment with Employer.

2. Except as provided in paragraphs 4 and 13 below and except for the provisions of the Employment Agreement which expressly survive the termination of the Employment Agreement, I knowingly and voluntarily (for myself, my heirs, executors, administrators and assigns) release and forever discharge Employer and the other Released Parties from any and all claims, suits, controversies, actions, causes of action, cross-claims, counter-claims, demands, debts, compensatory damages, liquidated damages, punitive or exemplary damages, other damages, claims for costs and attorneys' fees, or liabilities of any nature whatsoever in law and in equity, both past and present (through the date this General Release becomes effective and enforceable) and whether known or unknown, suspected, or claimed against Employer or any of the Released Parties which I, my spouse, or any of my heirs, executors, administrators or assigns may have, which arise out of or are connected with my employment with, or my separation or termination from, Employer (including, but not limited to, any allegation, claim or violation, arising under: Title VII of the Civil Rights Act of 1964, as amended; the Civil Rights Act of 1991; the Age Discrimination in Employment Act of 1967, as amended (including the Older Workers Benefit Protection Act); the Equal Pay Act of 1963, as amended; the Americans with Disabilities Act of 1990; the Family and Medical Leave Act of 1993; the Worker Adjustment Retraining and Notification Act; the Employee Retirement Income Security Act of 1974; any applicable Executive Order Programs; the Fair Labor Standards Act; or their state or local counterparts; or under any other federal, state or local civil or human rights law, or under any other local, state, or federal law, regulation or ordinance; or under any public policy, contract or tort, or under common law; or arising under any policies, practices or procedures of Employer; or any

claim for wrongful discharge, breach of contract, infliction of emotional distress, defamation; or any claim for costs, fees, or other expenses, including attorneys' fees incurred in these matters) (all of the foregoing are collectively referred to herein as "Claims").

3. I represent that I have made no assignment or transfer of any right, claim, demand, cause of action or other matter covered by paragraph 2 above.

4. I agree that this General Release does not waive or release any rights or claims that I may have under the Age Discrimination in Employment Act of 1967 which arise after the date I execute this General Release. I acknowledge and agree that my separation from employment with Employer in compliance with the terms of the Employment Agreement shall not serve as the basis for any claim or action (including, without limitation, any claim under the Age Discrimination in Employment Act of 1967).

5. Except as provided in paragraphs 4 and 13, I agree that I am waiving all rights to sue or obtain equitable, remedial or punitive relief from any or all Released Parties of any kind whatsoever, including, without limitation, reinstatement, back pay, front pay, attorneys' fees and any form of injunctive relief. Notwithstanding the above, I further acknowledge that I am not waiving and am not being required to waive any right (i) as set forth in paragraphs 4 and 13 or (ii) that cannot be waived under law, including the right to file an administrative charge or participate in an administrative investigation or proceeding; provided, however that I disclaim and waive any right to share or participate in any monetary award resulting from the prosecution of such charge or investigation or proceeding.

6. I expressly consent that this General Release shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown and unsuspected Claims (notwithstanding any state statute that expressly limits the effectiveness of a general release of unknown, unsuspected and unanticipated Claims), if any, as well as those relating to any other Claims hereinabove mentioned or implied. I acknowledge and agree that this waiver is an essential and material term of this General Release and that without such waiver Employer would not have agreed to the terms of the Employment Agreement. I further agree that in the event I should bring a Claim seeking damages against Employer and/or any other Released Party, or in the event I should seek to recover against Employer and/or any other Released Party in any Claim brought by a governmental agency on my behalf, this General Release shall serve as a complete defense to such Claims. I further agree that I am not aware of any pending charge or complaint of the type described in paragraph 2 above as of the execution of this General Release.

7. I agree that neither this General Release, nor the furnishing of the consideration for this General Release, shall be deemed or construed at any time to be an admission by Employer, any Released Party or myself of any improper or unlawful conduct. Rather, this General Release expresses the intention of the parties to resolve all issues and other claims related to or arising out of my employment by and termination from Employer.

8. I agree that I will forfeit all amounts payable by Employer pursuant to Section 5(b) of the Employment Agreement if I challenge the validity of this General Release for any Claim released herein. I also agree that if I violate this General Release by suing Employer or the

other Released Parties with respect to any Claim released herein, I will pay all costs and expenses of defending against the suit incurred by the Released Parties, including reasonable attorneys' fees, and return all payments received by me pursuant to the Employment Agreement.

9. I agree that this General Release is confidential and agree not to disclose any information regarding the terms of this General Release, except to my immediate family and any tax, legal or other counsel I have consulted regarding the meaning or effect hereof or as required by law, and I will instruct each of the foregoing not to disclose the same to anyone.

10. Any non-disclosure provision in this General Release does not prohibit or restrict me (or my attorney) from responding to any inquiry about this General Release or its underlying facts and circumstances by the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. or any other self-regulatory organization, or any governmental entity. Notwithstanding anything to the contrary contained herein, no provision of this General Release shall be interpreted so as to impede me (or any other individual) from reporting possible violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the Securities and Exchange Commission, the Congress, and any agency Inspector General, or making other disclosures under the whistleblower provisions of federal law or regulation. I do not need the prior authorization of Employer to make any such reports or disclosures and I shall not be not required to notify Employer that such reports or disclosures have been made.

11. 18 U.S.C. § 1833(b) provides: "An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that—(A) is made—(i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal." Nothing in this Agreement is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by 18 U.S.C. § 1833(b). Accordingly, the parties to this Agreement have the right to disclose in confidence trade secrets to federal, state, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of law. The parties also have the right to disclose trade secrets in a document filed in a lawsuit or other proceeding, but only if the filing is made under seal and protected from public disclosure.

12. I hereby confirm that I have returned to Employer any and all property, tangible or intangible, relating to Employer and its affiliates' and subsidiaries' businesses which I possess or have control over as the date hereof, including, but not limited to, all pricing files, information and data, customer and broker files, information and data, profitability, margin, operating, cost and other financial information and data, product formulation, quality assurance, specifications and new product development information and data, company-provided credit cards, building or office access cards, keys, computer equipment, cellular telephone(s), tablets, iPhones(s) and other mobile data devices, manuals, files, documents, records, software, data bases and other data.

CHANGES MADE TO THIS RELEASE DURING SUCH CONSIDERATION PERIOD EITHER ARE NOT MATERIAL OR WERE MADE AT MY REQUEST AND WILL NOT RESTART THE REQUIRED CONSIDERATION PERIOD AND (B) MY EXECUTION OF THIS RELEASE PRIOR TO THE EXPIRATION OF THE CONSIDERATION PERIOD SHALL REPRESENT MY KNOWING WAIVER OF SUCH CONSIDERATION PERIOD;

6. I UNDERSTAND THAT I HAVE SEVEN (7) DAYS AFTER THE EXECUTION OF THIS RELEASE TO REVOKE IT AND THAT THIS RELEASE SHALL NOT BECOME EFFECTIVE OR ENFORCEABLE UNTIL THE REVOCATION PERIOD HAS EXPIRED;

7. I HAVE SIGNED THIS GENERAL RELEASE KNOWINGLY AND VOLUNTARILY AND WITH THE ADVICE OF ANY COUNSEL RETAINED TO ADVISE ME WITH RESPECT TO IT; AND

8. I AGREE THAT THE PROVISIONS OF THIS GENERAL RELEASE MAY NOT BE AMENDED, WAIVED, CHANGED OR MODIFIED EXCEPT BY AN INSTRUMENT IN WRITING SIGNED BY AN AUTHORIZED REPRESENTATIVE OF EMPLOYER AND BY ME.

EXECUTIVE:

____
James Morrison

DATE: 3-21-20